NO ACT

RC
12-24-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013707

January 28, 2010

Taavi Annus
Bryan Cave LLP
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-28-10

Re: Express Scripts, Inc.
Incoming letter dated December 24, 2009

Dear Mr. Annus:

This is in response to your letter dated December 24, 2009 concerning the shareholder proposal submitted to Express Scripts by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 28, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Express Scripts, Inc.
Incoming letter dated December 24, 2009

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in the company's charter and bylaws that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal to the extent permitted by law.

There appears to be some basis for your view that Express Scripts may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Express Scripts omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jessica S. Kane
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Taavi Annus
Associate
Direct: 314-259-2037
Fax: 314-552-8037
taavi.annus@bryancave.com

Bryan Cave LLP
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750
Tel (314) 259-2000
Fax (314) 259-2020
www.bryancave.com

December 24, 2009

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange
Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8; Omission of Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), that our client, Express Scripts, Inc., a Delaware corporation (the "**Company**"), intends to omit from its proxy statement (the "**2010 Proxy Statement**") for its 2010 annual meeting of stockholders (the "**2010 Annual Meeting**") a stockholder proposal (the "**Proposal**") submitted by Mr. John Chevedden (the "**Proponent**") under cover of letter dated December 3, 2009. A copy of the Proposal, together with Proponent's statement, is attached hereto as **Exhibit A.**

The Company requests confirmation that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action if the Company omits the Proposal from the 2010 Proxy Statement on the grounds that the Company has substantially implemented the Proposal within the meaning of Rule 14a-8(i)(10).

The Company expects to file its definitive 2010 Proxy Statement with the Commission on or about the week of March 22, 2010, and this letter is being submitted more than 80 calendar days before such date in accordance with Rule 14a-8(j). In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("**SLB 14D**"), this letter and its exhibits are being e-mailed to the Staff at shareholdersproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this submission is being forwarded simultaneously to the Proponent.

Pursuant to Rule 14a-8(k) and SLB 14D, the Proponent is requested to copy the undersigned on any correspondence it may choose to make to the Staff.

I. The Proposal

The Company received the Proposal on December 3, 2009. On December 10, 2009, within 14 days of the Company's receipt of the Proposal, the Company sent to the Proponent by e-mail and overnight courier a notification (the "**Deficiency Letter**") of a eligibility and procedural deficiency with respect to the Proposal, in that the Proponent had failed to provide written evidence of its stock ownership as required by Rule 14a-8(b)(2). The Deficiency Letter further requested the Proponent to remedy this deficiency, and to respond to the Deficiency Letter within 14 calendar days. A copy of the Deficiency Letter is attached hereto as **Exhibit B**. The Proponent provided verification of his stock ownership on December 18, 2009 by a broker letter that is attached hereto as **Exhibit C**. After substantially implementing the Proposal, the Company requested the Proponent to withdraw the Proposal by a letter dated December 18, 2009 and attached hereto as **Exhibit D**. As of the time of submission of this request, the Proponent had not withdrawn the Proposal.

The full text of the proposed stockholder resolution contained in the Proposal is the following:

"RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal to the extent permitted by law. This includes each 67% supermajority provision in our charter and/or bylaws."

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal.

At its meeting on December 18, 2009, the Company's Board of Directors (the "**Board**") considered and approved amendments to (i) the Company's Certificate of Designations of Series A Junior Participating Preferred Stock of Express Scripts, Inc. (the "**Certificate of Designations**"; such amendment being the "**Certificate Amendment**") and (ii) the Third Amended and Restated Bylaws (the "**Bylaws**"; such amendment being the "**Bylaw Amendment**" and together with the Certificate Amendment, the "**Amendments**"), substantially implementing the Proposal. Therefore, the Company respectfully submits that it may exclude the Proposal from the 2010 Proxy Statement on this ground.

A. Supermajority Provisions in the Charter and Bylaws and Board Action

Prior to the Bylaw Amendment, Section 6.9 of the Bylaws provided that amending certain provisions of the Bylaws by stockholders required the affirmative vote of the holders of at least 66 2/3% of the voting power of all stock then issued and outstanding and entitled to vote thereon. The Company's Amended and Restated Certificate of Incorporation (as amended, the "**Charter**") does not contain any supermajority voting provisions, except for possibly the following provision:

Section 10 of the Certificate of Designations requires the approval of the holders of two-thirds of the outstanding shares of the Company's Series A Junior Participating Preferred Stock (the "**Preferred Stock**") before amending the Charter (including the Certificate of Designations) in a way adversely affecting the rights of such preferred stockholders (the "**Protective Provision**"). The Preferred Stock was authorized in connection with the adoption of the Company's rights plan, which created preferred share purchase rights; no shares of Preferred Stock are outstanding and, based on the history of similar rights plans, the Company believes it is unlikely that any shares of Preferred Stock will be issued.

At its December 18, 2009 meeting, the Board approved the Certificate Amendment and the Bylaw Amendment eliminating all remaining supermajority voting requirements from the Certificate of Designations and the Bylaws, by (i) removing from the Protective Provision the two-thirds voting threshold to amend the Charter or the Certificate of Designations adversely affecting the rights of the holders of the Preferred Stock, and (ii) by removing from Bylaws the provision requiring supermajority vote to approve stockholder-sponsored amendments to certain provisions of the Bylaws. For the Staff's reference, **Exhibit E** to this letter contains a marked version of Section 6.9 of the Bylaws indicating changes made by the Bylaw Amendment, and **Exhibit F** to this letter contains a marked version of Section 10 of the Certificate of Designations indicating changes made by the Certificate Amendment. Following the Amendments, the Company's Charter (including the Certificate of Designations) and the Bylaws no longer contain any supermajority voting requirements.

B. *The Amendments Substantially Implement the Proposal Within the Meaning of Rule 14a-8(i)(10)*

Interpreting the predecessor to Rule 14a-8(i)(10), the Commission stated that the rule was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *Exchange Act Release No. 12598* (July 7, 1976). The proposal need not be implemented in full or precisely as presented by the proponent. SEC Release No. 34-40018 *at n.30* and accompanying text (May 21, 1998). Instead, "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007) (exclusion of proposal to institute annual director elections permissible when the company had already declassified its board, although the details of declassification could differ from the proposal); *ConAgra Foods, Inc.* (July 3, 2006) (exclusion of proposal to issue sustainability report permissible when the company already issues a corporate responsibility report discussing such issues); *Johnson & Johnson* (February 17, 2006) (exclusion of proposal to verify the employment legitimacy of employees permissible when the company was already legally required to do so at the time of hiring).

As noted above, the Board has approved the Certificate Amendment and the Bylaw Amendment, eliminating all supermajority voting requirements from the Charter and the Bylaws.

Thereby, the Company has achieved the essential objective of the Proposal. The Staff has on numerous occasions, including in connection with virtually identical stockholder proposals as the Proposal, concurred with companies having taken similar action as the Company that such companies have substantially implemented the proposals under Rule 14a-8(i)(10). *See Applied Materials, Inc.* (December 19, 2008); *Sun Microsystems, Inc.* (August 28, 2008); *Time Warner, Inc.* (February 29, 2008); *FedEx Corp.* (June 26, 2006).

In short, upon Board approval of the Amendments, the Board has eliminated all supermajority vote requirements contained in the Certificate of Designations and Bylaws and thereby has achieved the "essential objective" of, and "substantially implemented," the Proposal. Accordingly, the Company respectfully submits that it may omit the Proposal from its 2010 Proxy Statement in accordance with Rule 14a-8(i)(10).

III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2010 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call me at 314-259-2037 or R. Randall Wang at 314-259-2149. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Sincerely,



Taavi Annus

Enclosures

cc: Mr. John Chevedden
Keith J. Ebling, Esq.
R. Randall Wang, Esq.

Exhibit A

Proposal

See attached.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. George Paz
Chairman of the Board
Express Scripts, Inc. (ESRX)
1 Express Way
Saint Louis MO 63121

Rule 14a-8 Proposal

Dear Mr. Paz,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden
Rule 14a-8 Proposal Proponent since 1996

December 3, 2009
Date

cc: Keith J. Ebling <kebling@express-scripts.com
Corporate Secretary
PH: 314 996-0900
David Myers < investor.relations@express-scripts.com>
Vice President
PH: 314-810-3115

[ESRX: Rule 14a-8 Proposal, December 3, 2009]
3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal to the extent permitted by law. This includes each 67% supermajority provision in our charter and/or bylaws.

Currently a 1%-minority can frustrate our 66%-shareholder majority. Also our supermajority vote requirement(s) can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes.

This proposal topic also won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" for executive pay – $16 million for our CEO George Paz although he received our second highest withheld votes.

Mr. Paz realized $11 million on exercising stock options. There are drawbacks to using options as a form of incentive pay. Options can, due to market fluctuations, provide rewards unrelated to management actions and also can encourage management to manipulate results to achieve a short-term stock price rise. Mr. Paz also realized $1.4 million on the vesting of restricted stock. These options and restricted stock vested only upon the passage of time.

We also had no shareholder right to act by written consent, cumulative voting, an independent board chairman, shareholder vote on executive pay or right to vote on our poison pill. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

Director Barrett Toan had 19-years long-tenure and was inside-related – two strikes against independence. Seymour Sternberg had 17-years long-tenure, was inside-related, received our most withheld votes and was nonetheless assigned to our audit committee.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B

Deficiency Letter

See attached.



EXPRESS SCRIPTS®

December 10, 2009

VIA FedEx and Email ***FISMA & OMB Memorandum M-07-16***

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder proposal for 2010 Annual Meeting

Dear Mr. Chevedden:

We have received your letter dated December 3, 2009, in which you asked that Express Scripts, Inc. (the "Company") include a shareholder proposal in the proxy materials for its next Annual Meeting, and we are in the process of reviewing your request. As is our policy for all such submissions, the Company is hereby requesting documentary support that you have satisfied the minimum stock ownership requirements as described below.

Rule 14a-8(b)(1) of the proxy rules of the Securities and Exchange Commission provides that in order to be eligible to submit a proposal, you must have continuously held at least at least one percent, or $2,000 in market value, of the Company's voting securities, for at least one year at the time of submitting the proposal and Rule 14a-8(b)(2)(i) specifies how you must prove your stock ownership if your shares are held in the name of another record holder. Under SEC Rule 14a-8(b)(2) and Rule 14a-8(f), the Company is entitled to documentary support regarding your eligibility to submit a shareholder proposal.

Specifically, the Company requests that you demonstrate, in the manner set forth in Rule 14a-8(b)(2), that you are the beneficial owner of at least one percent, or $2,000 in market value, of the Company's voting securities, that at the time you submitted your proposal, you had continuously held such voting securities for at least one year, and that you intend to continue to hold such securities through the date of the annual meeting of the shareholders. Such documentary support must be postmarked or electronically transmitted within 14 days of receipt of this letter.

Please direct to my attention any further communications regarding these matters.

Sincerely,

EXPRESS SCRIPTS, INC.

By: 

Martin P. Akins, Asstistant Secretary

cc: Keith J. Ebling

158946v1

Exhibit C

Verification of Stock Ownership

See attached.

RAM TRUST SERVICES

December 18, 2009

Post-it® Fax Note 7671	Date 12-18-09	# of pages ▶
To Martin Akins	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 800-417-8163	Fax #	

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

As introducing broker for the account of John Chevedden, held with Northern Trust as custodian, Ram Trust Services confirms that John Chevedden has continuously held no less than 65 shares for the following security since November 25, 2008:

- Express Scripts Inc. (ESRX)

I hope this information is helpful and please feel free to contact me via telephone or email if you have any questions (direct line: (207) 553-2923 or email: mpage@ramtrust.com). I am available Monday through Friday, 8:00 a.m. to 5:00 p.m. EST.

Sincerely,



Meghan M. Page
Assistant Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

<u>Exhibit D</u>

Withdrawal Request

See attached.


EXPRESS SCRIPTS®

December 18, 2009

Via Email: ***FISMA & OMB Memorandum M-07-16***
Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Rule 14a-8 Proposal

Dear Mr. Chevedden,

Reference is made to your Rule 14a-8 Proposal letter dated December 3, 2009 (the "Proposal") requesting that our Board take steps to change each shareholder voting requirement in our bylaws and charter to a majority voting standard.

At our recent Board meeting, we reviewed various corporate governance matters, including the shareholder voting standards in our bylaws and charter. As reported in our Current Report on Form 8-K filed with the SEC today, our Board amended the bylaws and the Certificate of Designations under our charter eliminating the supermajority voting requirements.

We share the interest you expressed in your cover letter to the Proposal for cost savings and efficiency improvement as well as your support for the long-term performance of our company. To that end, we respectfully request that you withdraw the Proposal. If you respond by Wednesday, December 23, 2009, we will be able to save the cost and expense associated with filing a no action request letter with the SEC.

Please contact me with any questions or comments.

Sincerely,

Martin P. Akins
Assistant Secretary

cc: Keith J. Ebling
Executive Vice President and General Counsel

Exhibit E

Marked Version of Section 6.9 of the Bylaws
Indicating Changes Made by the Bylaw Amendment

6.9 Amendments. Bylaws may be amended, repealed or adopted by a majority of the entire Board, provided that written notice of any such proposed action shall have been given to each director prior to such meeting, or that notice of such addition, amendment, alteration or report shall have been given at the preceding meeting of the Board. The Bylaws may also be amended, repealed or adopted by the affirmative vote of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote thereon; provided, however~~, that any proposed alteration or repeal of, or the adoption of any Bylaw inconsistent with, Section 1.2, 1.3, 1.4, 1.5, 1.11, 1.12, 1.13 or 1.17 of Article 1 of the Bylaws or Section 2.1, 2.2, 2.9 or 2.10 of Article 2 of the Bylaws or Section 6.10 of the Bylaws or this sentence, by the stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all stock then issued and outstanding and entitled to vote thereon, voting together as a single class; and, provided, further, however~~, that in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, repeal or adoption of the new Bylaw or Bylaws must be contained in the notice of such special meeting. The fact that the power to amend these Bylaws has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to amend, adopt or repeal bylaws.

Exhibit F

Marked Version of Section 10 of the Certificate of Designations Indicating Changes Made by the Certificate Amendment

Section 10. Amendment. If any proposed amendment to the Certificate of Incorporation (including this Certificate of Designations) would alter, change or repeal any of the preferences, powers or special rights given to the Series A Preferred Stock so as to affect the Series A Preferred Stock adversely, then the holders of the Series A Preferred Stock shall be entitled to vote separately as a class upon such amendment, and the affirmative vote of ~~two-thirds~~ a majority of the outstanding shares of the Series A Preferred Stock, voting separately as a class, shall be necessary for the adoption thereof, in addition to such other vote as may be required by the General Corporation Law of the State of Delaware.